Via Edgar and Federal Express
December 1, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone conversation related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 10-Q for the quarter ended June 30, 2010 filed on July 26, 2010 and as amended on July 28, 2010.
File no. 0-51820
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. This response is further to the Company’s letter dated September 1, 2010 (the “Initial Response”) and October 29, 2010 (the “Second Response”) in response to the Staff’s letter of August 11, 2010 and the Staff’s verbal comments on October 15, 2010. The Company has set forth in bold the comment as submitted to it during a telephone conversation with SEC staff member Sasha Parikh on November 23, 2010.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to the Company’s filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.
The Company has prepared this submission to respond to the Staff’s comment posed on the above referenced call, which was:
1: We acknowledge your response to our comment 1; please include additional disclosure similar to that provided in the first three paragraphs of your September 1, 2010 response to our comment 2 in future filings with regards to the significant assumptions used in your discounted cash flow model.
Response: The Company confirms to the Staff that it will make the following changes to the current footnote disclosure to include the additional language set forth below in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (additions to the note are underlined and deletions are indicated by a strikethrough):
Contingent Consideration Liability

In connection with the exercise of the Company’s option to purchase all of the outstanding equity of Allegro, the Company is obligated to make contingent cash payments to the former Allegro stockholders related to certain payments received by the Company from future partnering agreements pertaining to AZ-004/104 (Staccato loxapine) or AZ-002 (Staccato alprazolam) (see Note 12). In order to estimate the fair value of the liability associated with the contingent cash payments, the Company prepared several cash flow scenarios for the three product candidates, AZ-004, AZ-002, and AZ-104, that are subject to the contingent payment obligation. Each potential cash flow scenario consisted of assumptions of the range of estimated milestone and license payments potentially receivable from such partnerships and assumed royalties received from future product sales. Based on these estimates, the

Company computed the estimated payments to be made to the former Symphony Allegro stockholders. Payments were assumed to terminate upon the expiration of the patents.
The projected cash flows for AZ-004 in the U.S. and Canada were based on the terms of the Biovail agreement signed in February of 2010 and multiple internal product sales forecasts. The timing and extent of the projected cash flows for AZ-004 outside of the U.S. and Canada, AZ-002 and AZ-104 were based on internal estimates for potential milestones and multiple product royalty scenarios and are consistent in structure to the Biovail agreement as the Company expects future partnerships for these product candidates to have similar structures.

The Company then assigned a probability to each of the cash flow scenarios based on several factors, including: the product candidate’s stage of development, preclinical and clinical results, technological risk related to the successful development of the different drug candidates, estimated market size, market risk and potential partnership interest to determine a risk adjusted weighted average cash flow based on all of these scenarios. ~~The Company estimated the fair value of this contingent consideration liability using a probability-weighted discounted cash flow model. The Company derived multiple cash flow scenarios for each of the product candidates and applied a probability to each of the scenarios.~~ These probability and risk adjusted weighted average cash flows were then discounted utilizing the Company’s estimated weighted average cost of capital (“WACC”). The Company’s WACC considered the Company’s cash position, competition, risk of substitute products, and risk associated with the financing of the development projects. The Company determined the discount rate to be 18% and applied this rate to the probability adjusted cash flow scenarios.
In connection with our response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (650) 944-7788.

Very truly yours,
/s/ August J. Moretti
August J. Moretti
Senior Vice President and Chief Financial Officer

cc:	Sasha Parikh, Securities and Exchange Commission
Mark Brunhofer, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Cooley LLP
Surita Jolly, Ernst & Young LLP